UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                             SAGENT TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                    786693101
                                 (CUSIP NUMBER)


                                  July 18, 2000
-------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|               Rule 13d-1 (b)

|X|               Rule 13d-1 (c)

|_|               Rule 13d-1 (d)


-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 786693101                     13G                         Page 2 of 8


1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY):   Michael L. Eichenberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:            (a)  |_|
                                                                   (b)  |X|
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

     NUMBER OF SHARES                 5. SOLE VOTING POWER:  20,000
     BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH    6. SHARED VOTING POWER:  1,590,900

                                          7. SOLE DISPOSITIVE POWER:  20,000

                                          8. SHARED DISPOSITIVE POWER: 1,590,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,690,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*  |_|
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.65%
12.  TYPE OF REPORTING PERSON*: IN




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CUSIP NO. 786693101                     13G                         Page 3 of 8


1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY):   Altair Energy, Inc., 48-1213934

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:               (a)  |_|
                                                                      (b)  |X|
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Kansas

     NUMBER OF SHARES                     5.   SOLE VOTING POWER:  0
     BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH        6.   SHARED VOTING POWER:  830,000

                                          7.   SOLE DISPOSITIVE POWER:  0

                                          8.  SHARED DISPOSITIVE POWER:  830,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 830,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*  |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.91%

12.  TYPE OF REPORTING PERSON*: CO




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CUSIP NO. 786693101                     13G                         Page 4 of 8


1.   NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY):   Mountain Energy Corporation, 74-2854584

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:                (a)  |_|
                                                                       (b)  |X|
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION: Kansas

     NUMBER OF SHARES                       5. SOLE VOTING POWER: 0
     BENEFICIALLY OWNED
     BY EACH REPORTING PERSON WITH          6. SHARED VOTING POWER: 760,900

                                            7. SOLE DISPOSITIVE POWER: 0

                                            8. SHARED DISPOSITIVE POWER: 760,900

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 760,900

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*  |_|

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.67%

12.  TYPE OF REPORTING PERSON*: CO



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CUSIP NO. 786693101                     13G                         Page 5 of 8

Schedule 13G of Michael L. Eichenberg, Altair Energy, Inc. ("Altair Energy") and Mountain Energy Corporation ("Mountain Energy") with respect to the common stock (the "Common Shares") of Sagent Technology, Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Sagent Technology, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  800 West El Camino Real, Suite 300, Mountain View,
                  California  94040

ITEM 2 (a)        NAME OF PERSON FILING:
                  Michael L. Eichenberg
                  Altair Energy
                  Mountain Energy

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Michael L. Eichenberg
                  c/o Altair Energy, Inc.
                  2600 Grand Avenue, Suite 520
                  Kansas City, Missouri  64108

                  Altair Energy, Inc.
                  2600 Grand Avenue, Suite 520
                  Kansas City, Missouri  64108

                  Mountain Energy Corporation
                  2600 Grand Avenue, Suite 520
                  Kansas City, Missouri  64108

ITEM 2 (c)        CITIZENSHIP:
                  Michael L. Eichenberg is a citizen of the United States.
                  Altair Energy and Mountain Energy are each corporations organized under the laws of the state of Kansas.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:
                  786693101

ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:


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CUSIP NO. 786693101                     13G                         Page 6 of 8

                  (a) (  )  Broker or Dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act")
                  (b) (  )  Bank as defined in Section 3(a)(6) of the Act
                  (c) (  )  Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) (  )  Investment Company registered under Section 8 of the
                            Investment Company Act of 1940
                  (e) (  )  An investment adviser in accordance with
                            Rule 13d-1(b)(1)(ii)(E);
                  (f) (  )  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) (  )  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) (  )  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) (  )  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) (  )  A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.           OWNERSHIP

                  (a)   Amount Beneficially Owned:
                        1,610,900

                  (b)   Percentage of Class:
                        5.65% (based on the 28,503,000 Common Shares reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

                  (c)   Number of shares as to which such person has:
                        (i)    sole power to vote or to direct the vote: 20,000
                        (ii)   shared power to vote or to direct the vote:
                               1,590,900
                        (iii) sole power to dispose or to direct the disposition of : 20,000
                        (iv)   shared power to dispose to direct the
                               disposition of: 1,590,900

          Michael L. Eichenberg is the sole owner of 20,000 Common shares and beneficial owner of 1,590,900 Common Shares. Altair Energy is the beneficial owner of 830,000 Common Shares. Mountain Energy is the beneficial owner of 760,900 Common Shares.

          Michael L. Eichenberg has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 20,000 Common Stock. Altair Energy and Mountain Energy each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Michael L. Eichenberg, as President of both corporations.


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CUSIP NO. 786693101                     13G                         Page 7 of 8


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 786693101                     13G                         Page 8 of 8


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2000


                                               ALTAIR ENERGY, INC.

                                               By: /s/ Michael L. Eichenberg
                                                   Michael L. Eichenberg


                                               MOUNTAIN ENERGY CORPORATION

                                               By: /s/ Michael L. Eichenberg
                                                   Michael L. Eichenberg


                                               By: /s/ Michael L. Eichenberg
                                                   Michael L. Eichenberg